SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of full year 2003 revenues and TOP program update

February 4, 2004

C o n f e r e n c e C a l l

CAUTIONARY STATEMENT

This presentation contains, in particular in the sections 2004 objectives, 2003 consolidated revenues, TOP Program 2003 results, TOP LINE Program and 2004 milestones and Conclusion, forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the “15 + 15

+ 15” plan and the TOP LINE and TOP programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de référence submitted to the COB on March 21, 2003 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slides n°69 and 70. In accordance with market authorities’ recommendations, France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation, but the French acronym “REAA”.

Note: Reported figures are preliminary and unaudited

2003 objectives achieved

In EUR bn

FY 2003 FY 2003

guidance

Revenue growth (pro forma*) + 3 to + 5% + 3.4%**

REAA* > 17 bn 17.3 bn

Operating income > 9.2 bn 9.5 bn

Capex* < 5.5 bn 5.1 bn

Net debt* / REAA ratio < 2.9 < 2.6 ***

* See glossary

** Actual growth –1.1%

***Preliminary debt below EUR45bn end 2003

In line or above our guidance

2003 Key messages

Accelerating subscriber growth at Orange in H2 (3.5m) .

Annual broadband revenues up 88% in France New services strategy launched (TOP-Line) -EUR 1.5bn Opex* reduction vs 2002 pro forma . Opex* (TOP) Operating income margins 20.7% vs 14.6% in 2002 . .

Preliminary net debt below EUR45 bn (vs EUR68bn FY2002) (vs

* See glossary

A sound starting point for 2004

2003 main KPI

49.1m Orange subscribers (up 4.7m in 2003) . .

Upturn in ARPU* confirmed at Orange

Access lines in France 33.9m (-0.6%) . (- .

9.15m Wanadoo subscribers (up 0.6m in 2003) . .

27% of Wanadoo customers are broadband

24.1 m subscribers for TP Group and ROW .

* See glossary

117.1 m client base end 2003 (up 5m vs 2002), 48.0% mobile, 9.2% internet

2003 Group Key figures

03/02

Euros in millions Proforma

2002 2003 actual

% chg

% chg

Revenues 46,630 46,121 -1.1% +3.4%

REAA* 14,917 17,303 + 16.0% + 21%

REAA margins 32% 37.5%

Operating Income 6,808 9,554 + 40.3% +45.5%

Operating Income margins 14.6% 20.7%

Capex* Capex* 7,442 5,086 - 31.7%—26.8%

Capex / sales ratio 16% 11%

REAA-Capex 7,475 12,217 +63.4% +66.1%

* See glossary

Strong rebound in operating margins confirmed

2004 objectives

Orange revenue growth above 2003

Target of 4.5m* ADSL lines (+50%) in France confirmed .

TOP-Line program initiatives to support growth-

+3 to +5% pro forma revenue growth

TOP program to yield further operating improvements FY 2004 REAA over EUR 18bn FY 2004 capex / sales ratio circa 11% / ratio

Right balance between growth and profitability

* Excluding ULL 8

2003 GROUP

CONSOLIDATED REVENUES

Revenue presentation

• Consistent with H1 2003 publication

* Orange * Equant

6 segments * Wanadoo * TP group

* Fixed line, distribution * Other international

and networks

Stand alone • Same figures as reported by Orange, Wanadoo, Equant &

revenues TPgroup

for each segment • Allows better reporting clarity and easier benchmarking

•Breakdown by main markets:

Fixed Line • Consumer services

Distribution • Business Services

and Networks • Carrier Services

•Provides better insight into FT fixed line revenues

Revenue recognition policy reflecting new business environment

• New incentive schemes fees for handsets distributors

on the market netted from sales

Where? • Electronic directories up-front revenues spread over contract duration as for internet business

• TP group audiotel revenues are netted of content costs

• Orange Q4 published revenues

• Fixed Line Distribution & Networks Q4 published revenues

When?

• Wanadoo Q4 published revenues

• TP group Q4 published revenues

• Orange: EUR 187m

• Fixed line dist&network : EUR 178m

Revenue Impact

• Wanadoo: EUR 14m

• TP group: EUR 14m

• Consolidated impact: EUR 127m

Negative impact on Q4 revenues

2003 KPIs

Market share Broadband / /

Subscribers end 03 03

end 2003 Data

Non voice is 12.7 % is 12.7%

FR 48.8% FR 48.8%

Orange 49.1 m (+ 4.7m) 49.1 m (+ 4. of network of

UK 26.2%* UK 26.

revenues

Fixed Group ADSL

33.9m (-0.6%) 33.9m (-0. 75.8 % local 75.8%

2003 revenue

France Access lines 61.8 % LD 61.8 % LD

EUR744m

9.15m (+0.6m) 9. (+0. 27% of of

54% in ADSL in

Wanadoo 275k internet subscribers are are

in France in

advertisers broadband

2/3 of “Top 100 2/3 of Data IP 2003 IP

Equant companies” in in revenue

Business Week USD2.1Bn*** .

240,000

11.1m fixed (+0.33m) 11.1m (+0. Fixed 91.1%** 91.

TP group Broadband

5.7m mobile (+1.2m) 5.7m (+1. Mobile: 33%

subscribers

* As of september 2003 / **: Preliminary / *** including SITA 12

2003 Group Consolidated Revenues by segment

+ 3.4% pro forma .

- 1.1% actual—.

Euros in millions

Pro forma growth

Other International: + 4.0% + 4.

TP Group: + 1.5% . Equant:—0.8% - . Fixed-line, -Distribution and Networks :—2.4% :—.

Wanadoo: + 26.2% .

Orange: + 9.0% . Intra group eliminations

Pro Forma growth in line with guidance

Orange confirmed as one of the

Group’s main growth drivers

Orange: Key messages

Strong increase in customer base, approaching 50m

Excellent Q4 subscriber growth: 2.2m Q4 2.2m ROW customers up 28% over 2003 up

Favourable ARPU* trends

UK: + 4.6% year on year (in £) + 4.6% on (in £) France: + 0.5% year on year + 0.5% on

Recurring Network Revenues* up 9.8% pro forma 9. 12.7 % of network revenues* coming from non voice .7

Non voice services up 25% up

Revenue up 9% pro forma, +5% actual

* See glossary 15

Orange: Subscriber Growth

Customer base: + 10.8% .

Millions of customers

[GRAPHIC]

ROW

Orange UK

Orange France

Second Half Net Adds fuelling future growth

Orange:

Quarterly subscriber growth

Net adds Evolution France & UK (in thousands) thousands)

Orange France Orange UK

Net adds Market share

Second Half Net Adds fuelling future growth

Orange:

Quarterly subscriber growth

Net adds Evolution ROW

in thousands

70% of Orange’s subscriber growth from ROW in 2003

Orange: Customer mix

Customers end of period in millions

Orange France Orange UK Orange ROW

Continuous improvement of customer mix

Orange: Usage growth

Annual rolling AUPU* in minutes per month

Orange France

Orange UK

Continuous increase in traffic

* See glossary 20

Orange: ARPU trends

Annual rolling ARPU*

Orange France Orange UK

in euros in £

Voice Non voice

Improved Voice ARPU trends Sustained increase in Non voice ARPU

* See glossary 21

Orange: 2003 key initiatives

• Better customer segmentation

Voice

• Focus on Yield management

• Strong pick-up in MMS usage over Q4 2003: more than

Non Voice 4 million MMS in France, as well as in the UK

& • Data usage driven by the Learn Campaign in the UK

and the Orange Coaches in France

Orange World • Orange World tariff: more than 1.9 million subscriptions over 3 months

Signature • Sony Ericsson P900 single highest ARPU device in UK

• Signature phone ARPU above average

Phones • Nearly one million shipped in 2003

• Network roll-out accelerated over H2 2003

3G • Building-up sites and implementing trials in the UK and

France

• On schedule for 2004 commercial launch in France and UK

2003 initiatives will drive 2004 improvements

Orange: Segment Revenues

+ 9.0% pro forma + 9.

+ 5.0% actual + 5.

Euros in millions

Pro forma growth

ROW: + 20.7% .

UK: + 7.4% .

France: + 4.3% .

High single digit pro forma growth confirmed

Revenue breakdown for ROW

ROW: double digit revenue growth in almost all countries in

Euros in millions Pro forma growth

Strong potential for Rest of the World

Wanadoo: 27%

of customer base is

Broadband

Wanadoo: Key messages

9.15 million subscribers (up 7%) 9.

Nearly 2.5 million are broadband 2.5

4.6 million customers out of France (more than 50%) 4.6 out

Increase of ARPU in all countries

Access, Portals and e-commerce revenues up 41.3%* e- .

Directories revenues up 5.6%* 5.

On-line Directories up 8%; 275,000 Internet advertisers - up

26% revenue increase in line with guidance

* On a pro forma basis 26

Wanadoo: Customer growth

In millions

Customers France Customers outside France

Broadband Narrowband

27% of customer base is broadband

Wanadoo: ARPU* trends

In Euros

France Spain United Kingdom

Continuous growth due to a better product mix

* See glossary 28

Wanadoo: 2003 key initiatives

Broadband

- A large range of innovative offers: Wi-Fi pack (30,600 sold at the end of 2003), PlayStation2, Multimedia pack, Hot Spot in a box

International

- UK: ADSL moneyback guarantee, new distribution channels
- NL: ADSL market share doubled to 13.1%
- Spain: ADSL Wi-Fi pack, ADSL Start, NavegHable offer combining internet and voice

Directories

- Growth in Average Revenue Per Advertiser (+7%) through Internet directories
- Innovation: "Espace Perso", an enriched inscription in the White Pages - Mobile: geolocalized services on SMS

Strong development of value-added services

29

Wanadoo: Segment Revenues

Euro in millions

+ 26.2% pro forma .

+ 26.1% actual .

Pro forma growth

Directories: + 5.6% .

Access, portals and e-commerce: + 41.3% - .

2002 Forex Perimeter 2002 Pro forma 2003

2003 revenue targets achieved

Fixed Line, Distribution and Networks

key 2003 initiatives

to provide growth

Fixed Line, Distribution and Networks: Key messages

Consumer Services

Over 3 million 3 ADSL lines at the end of December at of EUR744 million ADSL revenues, up 88% 34.9% of customers with packages . of

December sales: 75% DECT, 66% SMS compatible

Business Services

5% yoy business networks growth maintained despite adverse market conditions

Number of IP VPN ports increase: +178% yoy of

Strong increase of broadband related products

Fixed Line, Distribution and Networks:

Access lines and traffic market share in France

Number of Lines (in millions) of Market Share*

Local LD

96.8%

82.7%

80.9%

77.8% 76.7% 75.8%

64.6% 63.8% 64.3% 63.3%

62.9% 61.8%

2000 2001 2002 2003 Dec 01 June 02 Dec 02 June 03 09/03 Dec 03

Number of lines down 0.6% in 2003

* See glossary 33

Fixed Line, Distribution and Networks: Towards better revenue predictability

Q4 02 Q1 03 Q2 03 Q3 03 Q4 03 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2002 2002 2002 2003 2003 2003 2003

Over 60% of consumer voice revenue is recurring, including subscription fee and packages

Fixed Line, Distribution and Networks: Broadband in France

ADSL revenue Millions of lines activated of

in France* in End of period* of

Euros in millions Millions of lines

Full Year 2003: EUR 744m up 88%

* See glossary for definition

79% ADSL coverage in France end 2003

Fixed Line, Distribution and Networks: Consumer services sub-segment

Consumer services—Calling services 2003 trends —

Market mix (more fixed to mobile) + volume impact + = altogether slightly positive =

Impact of fixed to mobile tariff cut is the main negative price effect on revenues (approx –6%), but negligible effect on REAA –

Market share loss especially in local calls

Calling services down—  9.2% pro forma in 2003 and total Consumer services down—  3.1% pro forma

Fixed Line, Distribution and Networks:

2003 key initiatives for consumer services

Increase

Maintain Revenues Stimulate Usage New Services

Loyalty

• New pricing: fixed • •On site • •3 Unlimited 3 • Fixed Line SMS to mobile calling maintenance fees numbers • 24 new handset

plans, Prepaid • •Extended Number • •Single Price calling references in 2003 cards Portability • “PCV France” • DECT sales x2.5 in

•

• New packages • •”Ticket Maghreb”: Maghreb”: • Decrease of fixed to Dec and above

• of to

including a handset: per second billing mobile termination Classic handsets

“The Best from FT” and 2 years validity 2 fee towards • TV on ADSL launch

• Targeted offers Bouygues network in December

(ie students) • Simplified • “Ping”: Online

•

• “Heures France” International tariffs games at higher

product line • New service speed

•

extension packages • SMS towards

• Bonus for Loyal Bouygues and SFR

customers networks

Renewed marketing to support innovative services

Fixed Line, Distribution and Networks: Business services sub-segment

Business services—Business fixed line telephony —   Market mix (more fixed to mobile) + volume impact = altogether stable + =

Impact of fixed to mobile tariff cut is the main negative price effect for calling services, but negligible effect on REAA

Lower market share loss than consumer services sub-segment, -but stronger price decline

Business fixed line telephony (business access fees & business calling services): –5.8%* in 2003.

Overall Business services sub-segment revenues: –1.4%* in 2003

* Pro forma revenue

Fixed Line, Distribution and Networks: Business services sub-segment

Business services—Business networks —

Data Networks

Slower market growth due to reduced investment to from Corporate customers but market share resilient Pressure on prices: impact of competition, cost reduction on programs and technological evolution

Leased Lines

Continuous decrease of traditional products (Transfix) of

Increase of Fiber Optic & business DSL services of &

Business networks (Data networks and leased lines): +5.0% in 2003*

* Pro forma revenue

Fixed Line, Distribution and Networks: 2003 key initiatives for business services

Increase

Develop revenues Stimulate Usage New Services Loyalty

••Increase duration in tariff packages, in fixed-mobile—  destination ••More of billing of services ••Voice on fibre for dense urban areas

••Relaunch of PBX of sales ••Ready Office partnership announcement

••Launch of Fixed- of -mobile voice VPN ••GPRS/Wifi access GPRS/Wifi to corporate VPN to ••New broadband network offers: Intracité, Intracité, GigabitEthernet

• Launch of “Pack Surf Satellite”, “Oleane Open Sat”, “Equant IPVPN Sat”.

• Customer pilots: Pack Surf Wi-Fi

• CRM services: mail management, multi-channel contact centre

We’ll be with you!

More fixed-mobile integration and broadband for enhanced ease of use

Fixed Line, Distribution and Networks: Carrier services sub-segment

Carrier services

Domestic interconnection: increase in volumes for fixed operators in and special services offset a decrease in traffic a in for mobile operators and price decline for both International Operator Services: decrease in voice traffic from Canada in and US due to “Mobile Box” competition but strong success of “DIAL” to of (France Telecom’s equivalent product) Decrease in data traffic in

Other Carrier services: increase of On-Line Services of —   and Broadband products

Carrier Services:—  0.3%* in 2003

* Pro forma revenue

Fixed Line, Distribution and Networks: segment revenues

—  2.4% pro forma—2.

—  5.6% actual—5.

Euros in millions

Pro forma

Other Revenues:—  12.8% —   . Carriers Services :—  0.3% :—  .

Business Services:—1.4% —  .

Consumer Services:—3.1% —  .

* Pro forma revenue

2002 vs 2001:—  2.9*%, 2003 vs 2002 :—  2.4*%

Equant, TP group

and

Other International

Operations

—  0.8% pro forma—0.

—  17.2% actual— .

Actual figures

Euros in millions

Integration Direct Indirect Services, network network Other services services Services, +8.3% +8.3% -19.7%—  19.7% SITA

-4.6%—  4.6%

Equant statutory revenues in USD:—  0.8% in -0.8%

2002 2002 Pro 2003

forma

Total Revenues down 0.8% pro forma, impacted by Indirect Channel Revenue decrease

Customers in m

Revenues (Euros in millions)

Fixed

+ 1.5% pro forma + 1.

+ 20.% actual + .

Pro forma

Mobile

Internet & Others: +28.8% . Mobile: + 29.1% + .

Fixed-Line:—5.2%—   —  5.

Strong growth in Mobile and Internet

Other International Operations

+ 4.0% pro forma + 4.

—  33.2% actual— .

Euros in millions

Main International activities

Rev Rev

2002 2003

Uni 2 (Spain) 441 484

Sonatel (Senegal) 262 299

CI TelCom (Ivory Cost) 201 195

Jordan Telecom 183 154

Strong Perimeter Impact

TOP LINE PROGRAM UPDATE

TopLine growth programme and innovation initiatives

All 40 Division-led and —   14 Transversal initiatives launched Objectives included in 2004 budgets and incentive schemes Group-level monitoring in place—

Management incentivised towards growth target achievements

Key achievements in 2003

Q2 2003 Q2 Orange contact list in UK

Ease of Use of

Jun. 2003 . WiFi home router

30,600 WiFi routers sold by Wanadoo YE 03 (3,000 per

week since 01-01-04, Pack eXtense-PS2 launched with

Sony end October 03)

Q4 2003 Q4 Wanadoo visio

5,000 trial users in Sept. 03 commercial launch in

Dec. 03

Broadband Q4 2003 Q4 Satellite Internet access offer launched

Accelerated ADSL coverage

Dec 2003 TV on ADSL launched in Lyon

Q4 2003 1,000 WiFi hotspots; Partnership with Accor, Air France

Q4

3 GPRS/WiFi bundles launched by Orange

Q4 2003 Larger sales force dedicated to IT&C

Corporate Q4 infrastructure services

Solutions On-site Integration and Managed Application

Infrastructure business units in France created Jan. 1st

04. Online betting PMU contract signed.

Outsourcing

AXA contract signed: nearly €400 M over 6 years, offices

worldwide over Equant network; R&D partnership

TOP PROGRAM UPDATE

TOP program key messages

Strong savings on Opex and Capex from sourcing* (over EUR700m)

Capex/Sales of 11% allows for growth investments

Opex improvements in spite of strong Q4 activity

Personnel cost down 6% in H2 vs H2 2002

More potential for TOP going forward

REAA-Capex improved by over EUR4.8bn in 2003 pro forma

* See glossary

51

Sourcing program in 2003

Acceleration impact throughout 2003: 70% gained in H2 Over 55% of sourcing gain on Capex Wave one supplier portfolio reduced by 60%

2003 2004

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Wave

Sourcing Implement.

1

Wave Sourcing Implement.

2

Wave Sourcing Implement.

3

Circa EUR 300m sourcing gain in Q4 only

TOP Program: 2003 results

REAA-CAPEX quarterly—   improvement

+66.1% (pro forma) .

12,217

Euros in millions 291

501 2,322 Q4

370

390 451

7,475 7,355 3,571

265 Q3

1,204 1,140 485

578

2,620 2,486 345 3,223 Q2

365

487 334

1,977 1,815

3,100

1,915 Q1

1,673

2002 2002 PF Opex gain Capex gain Revenue gain 2003

Capex refocus on growth sectors

FT Group ADSL* capex FT Group 2G+3G capex* capex*

Euros in millions Euros in millions

Toward 95% coverage in 2005 3G capex is increasing

2002 Pro forma * see glossary

Rebound in Mobile networks and ADSL capex in Q4 with Highest quarterly capex in two years

2003 CAPEX analysis

CAPEX* by key item

2002 2003 2003/2002

Euros in millions

pro forma actual pro forma

Total Group CAPEX 6,950 5,086 —  26.8%

% of revenues 16% 11%

Ow other networks 1,156 657 —  43.2%

ow radio mobile 2G +

2,133 1,826 —  14.4%

3G Equipment

ow ADSL 186 244 + 30.9%

ow IT 1,506 1,168 —  22.5%

* excluding mobile licenses—see glossary

Strong increase in ADSL CAPEX

Headcount trends

Headcount pro forma

End of period —  7% year on year

257,480

251,544 247,766 234,665

231,982

225,982 223,498

218,523

115,641 110,714 108,383

97,021 96,368 92,373

91,888 88,626 International

19,332 20,017 20,155 19,812

19,622 19,375 19,122 19,083 French Sub.

.

122,507 120,813 119,228 117,832 115,992 114,234 112,488 110, 814 FT SA

Q102 Q202 Q302 Q402 Q103 Q203 Q303 Q403

2002 Pro forma

In line with guidance

FT transformation :

2003 vs 2002 Half year comparison

FT group OPEX excluding FT group personnel cost* cost* Personnel cost

Euros in millions Euros in millions

2002 Pro forma 2002 Pro-forma

4,890

10,310 10,391

4,809

4,714

10,021

4,429

9,558

H1 2002 H1 2003 H2 2002 H2 2003 H1 2002 H1 2003 H2 2002 H2 2003

Headcount reduction provided lower personnel cost in H2

* see glossary

2003 OPEX analysis

Group key OPEX* items

Euros in millions 2002 2002 2003 2003/2002

actual Pro forma actual Pro forma

Personnel Costs** 10,036 9,603 9,239 -364—

% of revenues 21.5% . 21.5% . 20.0% .

External Purchases* 19,992 18,981 18,012 -969—

% of revenues 42.9% . 42.5% . 39.0% .

Other Charges 1,685 1,720 1,567 -154—

Total OPEX 31,713 30,305 28,818 —  1,487—

% of revenues 68.0% . 67.9% . 62.5% .

*: net of capitalized costs

**: including employee bonus plan and other provisions

5.4% REAA margin gained over 2003

2003 OPEX analysis

Group external purchases* breakdown by key items

2002 2003 2003/2002

Euros in millions

Pro forma actual Pro forma

External Purchases* 18,981 18,012 —  969—

ow equipment purchases 3,460 3,559 + 99

ow Interim + travel and living 607 366 —  241—

ow fees, consulting

expenses (excl. IT) . 1,579 1,135 —  444—

ow communication 1,170** 1,063 —  107—

ow IT 837 699 —  137—

*Net of capitalized costs

** initial cost base published march 2003 EUR1,232m

Efficiency gains in general expenses

Operating working capital trends

2003/2002 evolution DSO*

Euros in millions

54,6

55,1

52,3

—  131

323

4,525 -1,470

3,247 46,2

2002 Gross Net stocks Payables 2003

receivables from

operations Q103 Q203 Q303 Q403

Very strong improvement in Q4, EUR 1.3 Bn improvement over 2003

* See glossary 60

2004 and beyond

2004 key revenue drivers

Full year impact of strong 2003 increase in customer base Orange confirmed as a growth driver a

UMTS launch

New services and handsets to spur data usage to

Wanadoo

Improved competitiveness in broadband in

Fixed line

Improved access value through innovative offers and services

Confirming +3/+5% revenue growth objective

2004 TOP LINE Program milestones

Ease of Use

Q2 2004 – **Single Sign On (SSO) for FT group portals**

Single services development platform launched for 8 Orange subsidiaries, ID and IM for fixed, internet and mobile users, giving access to unified mail and contact list in compliance with Liberty Alliance specifications

H1 2004 – **Contact lists for fixed and Wanadoo, later to be merged**

H1 2004 – **Voice and video on Wanadoo Instant Messaging**

Integration of Wanadoo visio with Wanadoo IM in Q2 04

Broadband

Q2 2004 – **TV-over-DSL launched in Paris**

Launched in Lyon on Dec. 18th; agreement with Canal+ signed in Jan. 04;

Q2 2004 – **3G field test in Lille & Toulouse**

Q2 2004 – **Non-PC video-telephony**

Trial with FT employees started Dec. 17th 03 (400 end Feb.)

Corporate Solutions

Q1 2004 – **Integrated nomadism offers for SMEs in France**

"Orange Bureau" launched Sept. 03: 144 accounts signed (200,000 user potential); "PC Enterprise Access" launched by Equant end 03

H1 2004 – **IP centrex offer**

Trial SME customers already experimenting

63

TOP: Next steps

Sourcing impact to increase in 2004

Group transformation through TOP to continue

Capex / sales circa 11% /

Further improvement in Group processes

Group headcount reduced by more than 6% in 2004

25 new TOP projects to come

CONCLUSION

TOP expected to provide further margin improvement

Capex policy geared for growth

Opex structure is improving. More to come.

. . Q4 subscriber gain expected to provide growth in 2004

TOP-Line program is now unfolding—

Further group transformation in 2004

Full year results on Feb 12th

February 4, 2004

C o n f e r e n c e C a l l

APPENDIX

Glossary (1)

3 Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

3 Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period

3 Market Share of fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom

3 ADSL Revenues: : Wanadoo ADSL Connectivity revenues + Consumer services revenues from “Ma Ligne ADSL” connectivity and from equipments (ADSL modems) sales and rental + Carriers services revenues from ADSL access bulk sales (options 3 “IPADSL” and 5 “ADSL Connect ATM”) to third part ISP’s.

3 ADSL actived lines: All ADSL lines in service by end of period excluding unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold to all ISPs to be integrated into the packages (ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines which provides TV through ADSL without Internet access (the ADSL TV+IP packages being accounted for above).

3 Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

3 Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France ‘s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

3 Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

3 Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of the Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Glossary (2)

3 REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

3 Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses

3 Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan

3 Personnel Costs: include capitalized costs and exclude taxes on wages

3 Operating working capital: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)

3 DSO: Days of Sales Outstanding

3 Sourcing: implementation of a new purchasing policy at group level

3 FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF does not take into account investment of cash in short term marketable securities

3 Net Debt: Debt minus cash and cash equivalent and marketable securities

Forex Impact:

Adverse EUR 2,049 million impact for full year 2003

Revenues by currency

Other

GBP

5%

13%

USD

7% 10%

strengthening

PLN

9%

of Euro has an

EUR

66% Impact of…

-3.0% on group—  3.0% on

REVENUE

-2.5% on group—  2.5% on

REAA

-1.8% on group—  1.8% on

Operating Income

-1.8% on group—  1.8% on

REAA—CAPEX—

2003 affected by adverse forex impact

2003 Revenues Perimeter Impact

Excluded from Included in

2003 perimeter 2003 perimeter

TDF: EUR 695m

Eresmas: EUR 59m Eresmas:

Casema: EUR 186m Casema:

FTML: EUR 250m

Poland: EUR 1,218m

Menatel: EUR 20m Menatel:

Salvaldor: EUR 64m Salvaldor:

Total Perimeter impact: EUR +28m

Orange: ROW subscribers

ROW: 31% of group customer base

In millions

3,3

2,6

2,3

2,2

2,1 2,1

2,0

1,7

1,6

1,5

1,3

1,0 1,1

1,0

0,5 0,6

Romania Belgium Slovakia Egypt Africa / Others Netherlands Switzerland Denmark

2002 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 4, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information